UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Highlights

•	SQM reported net income(1) for the six months ended June 30, 2020 of US$95.8 million.

•	Earnings per share totaled US$0.36 for the first half of 2020, lower than the US$0.57 reported for the first half of 2019.

•	Revenues for the first half of 2020 were US$850.5 million.

•	Lithium sales volumes during the second quarter 2020 exceeded 12,600 metric tons, almost 50% higher than sales volumes reported in the first quarter of the year.

•	Second quarter iodine prices were stable, and hovered around US$35 per kilogram, while the business line contributed approximately 39% to our overall gross profit during the first half of the year.

•	We began delivery of solar salts, selling over 60,000 metric tons during the second quarter. We remain on track to sell about 150,000 metric tons this year.

•	Plants continued operating without any material impact related to the Covid-19 pandemic.

•	Published our audited Annual Sustainability Report

SQM will hold a conference call to discuss these results on Thursday, August 20, at 12:00pm ET (12:00pm Chile time).

Participant Dial-In (Toll Free):	1-855-238-1018

Participant International Dial-In:	1-412-542-4107

Webcast: https://services.choruscall.com/links/sqm200820.html

Santiago, Chile. August 19, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the six months ended June 30, 2020 of US$95.8 million (US$0.36 per share), a decrease from US$150.7 million (US$0.57 per share), representing a 36.4% decrease compared to the earnings reported for the six months ended June 30, 2019. Gross profit(2) reached US$235.6 million (27.7% of revenues) for the six months ended June 30, 2020, lower than US$288.0 million (28.8% of revenues) recorded for the six months ended June 30, 2019. Revenues totaled US$850.5 million for the six months ended June 30, 2020, representing a decrease of 14.8% compared to US$998.4 million reported for the six months ended June 30, 2019.

The Company also announced earnings for the second quarter of 2020, reporting net income of US$50.8 million (US$0.19 per share) compared to US$45.0 million (US$0.17 per share) during the first quarter 2020 and US$70.2 million (US$0.27 per share) for the second quarter 2019. Gross profit for the second quarter 2020 reached US$127.8 million; lower than the US$142.5 million recorded for the second quarter 2019, but higher than the US$107.7 million reported during the first quarter 2020. Revenues totaled US$458.5 million, a decrease of approximately 7.2% compared to the second quarter 2019, when revenues amounted to US$494.1 million and an increase of 16.9% compared to US$392.0 million reported during the first quarter 2020.

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SQM’s Chief Executive Officer, Ricardo Ramos, stated: “The hard work and commitment of our team, especially in the north of Chile, during these difficult times, has allowed us to report a net income for the second quarter of approximately US$50 million. On top of this, as of today, we have met or exceeded all internal production goals which included record production levels of lithium carbonate.”

“Although the downward lithium pricing trend continued during the second quarter, I would like to highlight that lithium sales volumes exceeded 12,600 metric tons, almost 50% higher than sales volumes reported in the first quarter of the year, in line with our goal of selling higher lithium sales volumes this year, when compared with last year, thus increasing our market share. In the iodine market, prices were stable, and hovered around US$35 per kilogram, and the business line contributed approximately 39% to our overall gross profit.”

“We have been able to evoke change and promote efficiency resulting from the challenges and opportunities than have arisen amidst the 2020 Covid-19 pandemic. We have a diverse portfolio, a strong balance sheet, high-quality assets and great team. These company attributes will continue to help us successfully manage the turbulent times we are all facing.”

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Segment Analysis

Lithium and Derivatives

Revenues from the lithium and derivatives business line totaled US$151.2 million during the six months ended June 30, 2020, a decrease of 48.5% compared to US$293.6 million recorded for the six months ended June 30, 2019.

Revenues for lithium and derivatives during the second quarter 2020 decreased 38.0% compared to the second quarter 2019. Total revenues amounted to US$85.9 million during the second quarter of 2020, compared to US$138.5 million in the second quarter of 2019 and it represented an increase of 31.4% compared to US$65.3 reported in the first quarter 2020.

Lithium and Derivatives Sales Volumes and Revenues:

		6M2020	6M2019	2020/2019
Lithium and Derivatives	Th. MT	21.2	22.8	-1.6	-7%
Lithium and Derivatives Revenues	MUS$	151.2	293.6	-142.3	-48%

		2Q2020	2Q2019	2020/2019
Lithium and Derivatives	Th. MT	12.6	12.1	0.5	4%
Lithium and Derivatives Revenues	MUS$	85.9	138.5	-52.7	-38%

Our sales volumes in the lithium and derivatives business line surpassed 12,600 metric tons during the second quarter 2020, an increase of over 45% when compared to the first quarter of the year. This significant increase was in line with our expectations, and we still believe that our sales volumes for the year will surpass sales volumes reported during 2019, thus increasing our market share.

Our production levels are at an all-time high, and we are currently producing at a rate of approximately 70,000 metric tons this year. Given the demand growth expectations in coming years, we feel comfortable with the higher level of inventories that are being built.

We believe that the lithium demand in 2020 will be similar to the demand seen in 2019. However, increasing expectations for car sales and electric vehicle penetration rates along with continued government incentives and as many automakers around the world remain fully committed to the electrification of their fleets, we remain optimistic about the fundamentals behind the long-term demand growth in the industry.

The price trend seen over the past few quarters continued in the first six months of 2020 with average prices for the six months ended June 30, 2020, approximately 45% lower than average prices reported during the first half of 2019. Given the uncertainty surrounding the lithium market in the short-term, it is impossible to confidently gage when prices may begin to recover. We believe that prices will be lower during the second half of the year compared to prices seen in the first half of the year, but sales volumes should be higher.

We continue moving forward with our capacity expansion plans in lithium carbonate and lithium hydroxide, and still expect to finalize both projects by the end of 2021.

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Gross profit(3) for the Lithium and Derivatives segment accounted for approximately 15% of SQM’s consolidated gross profit for the six months ended June 30, 2020.

Specialty Plant Nutrition (SPN)

Revenues from the Specialty Plant Nutrition business line for the six months ended June 30, 2020 totaled US$347.8 million, lower than the US$383.8 million reported for the six months ended June 30, 2019.

Second quarter 2020 revenues reached US$182.7 million, lower than the US$199.3 million reported in the second quarter 2019.

Specialty Plant Nutrition Sales Volumes and Revenues:

		6M2020	6M2019	2020/2019
Specialty Plant Nutrition Total Volumes	Th. MT	501.2	535.5	-34.3	-6%
Sodium Nitrate	Th. MT	12.8	15.0	-2.3	-15%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	300.3	349.4	-49.2	-14%
Specialty Blends	Th. MT	104.2	92.7	11.6	12%
Other specialty plant nutrients (*)	Th. MT	83.9	78.3	5.6	7%
Specialty Plant Nutrition Revenues	MUS$	347.8	383.8	-36.0	-9%

		2Q2020	2Q2019	2020/2019
Specialty Plant Nutrition Total Volumes	Th. MT	267.6	279.7	-12.1	-4%
Sodium Nitrate	Th. MT	5.9	5.5	0.4	8%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	162.0	183.5	-21.5	-12%
Specialty Blends	Th. MT	58.6	49.9	8.7	17%
Other specialty plant nutrients (*)	Th. MT	41.1	40.7	0.3	1%
Specialty Plant Nutrition Revenues	MUS$	182.7	199.3	-16.6	-8%

*Includes trading of other specialty fertilizers.

The Specialty Plant Nutrition business line remains an important segment in our diverse portfolio. We are a leader in the potassium nitrate market, and we believe that market demand growth could reach up to 3% this year. Our sales volumes grew over 14% during the second quarter 2020 when compared to the first three months of the year. We expect our annual sales levels in 2020 to be lower to those seen last year. Average prices in this business line also dropped just over 3% during the second quarter of 2020, compared to the first quarter 2020. The lower prices in the potassium chloride market and the uncertainty in the short-term, have indirectly and negatively impacted the price trends in the specialty fertilizer markets.

SPN gross profit accounted for approximately 34% of SQM’s consolidated gross profit for the six months ended June 30, 2020.

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Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2020 totaled US$188.6 million, an increase of 1.3% compared to US$186.1 million reported for the six months ended June 30, 2019.

Iodine and derivatives revenues for the second quarter 2020 amounted to US$90.9 million, an increase of 0.6% compared to US$90.3 million recorded during the second quarter 2019.

Iodine and Derivative Sales Volumes and Revenues:

		6M2020	6M2019	2020/2019
Iodine and Derivatives	Th. MT	5.4	6.7	-1.3	-19%
Iodine and Derivatives Revenues	MUS$	188.6	186.1	2.5	1%

		2Q2020	2Q2019	2020/2019
Iodine and Derivatives	Th. MT	2.6	3.2	-0.6	-19%
Iodine and Derivatives Revenues	MUS$	90.9	90.3	0.6	1%

Higher iodine revenues were the result of higher prices during the first six months of 2020, when average prices reached approximately US$35 per kilogram. These higher average prices fully offset lower sales volumes reported during the same period. We believe that our sales volumes this year will be lower during the second half of the year, than those reported during the first half of the year, as we expect to continue to see a negative impact on the iodine demand in the short term, especially in the x-ray contrast media segment. We are hopeful we could see robust demand growth in 2021.

Gross profit for the Iodine and Derivatives segment accounted for approximately 39% of SQM’s consolidated gross profit for the six months ended June 30, 2020.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2020 totaled US$77.5 million, a 12.5% decrease compared to the six months ended June 30, 2019, when revenues amounted to US$88.5 million.

Potassium chloride and potassium sulfate revenues decreased 23.1% in the second quarter of 2020, reaching US$34.2 million, compared to US$44.4 million for the second quarter of 2019.

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Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		6M2020	6M2019	2020/2019
Potassium Chloride and Potassium Sulfate	Th. MT	234.6	241.0	-6.4	-3%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	77.5	88.5	-11.1	-12%

		2Q2020	2Q2019	2020/2019
Potassium Chloride and Potassium Sulfate	Th. MT	105.7	116.5	-10.8	-9%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	34.2	44.4	-10.3	-23%

Sales volumes of potassium chloride and potassium sulfate for the six months ended June 30, 2020 totaled approximately 235,000 metric tons, and we still expect to sell approximately 700,000 metric tons this year. Average prices for the second quarter were under 4% lower than prices reported during the first quarter of 2020, and we believe that some price volatility could continue in the short-term.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 3% of SQM’s consolidated gross profit for the six months ended June 30, 2020.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2020 reached US$73.7 million, 138.8% higher than US$30.9 million recorded for the six months ended June 30, 2019.

Revenues for the second quarter of 2020 totaled US$59.1 million, an increase of 324.8% compared to the revenue figures for second quarter of 2019 of US$13.9 million.

Industrial Chemicals Sales Volumes and Revenues:

		6M2020	6M2019	2020/2019
Industrial Nitrates	Th. MT	94.5	38.9	55.6	143%
Industrial Chemicals Revenues	MUS$	73.7	30.9	42.8	139%

		2Q2020	2Q2019	2020/2019
Industrial Nitrates	Th. MT	75.8	17.8	58.0	326%
Industrial Chemicals Revenues	MUS$	59.1	13.9	45.2	325%

Industrial chemicals revenues for the six months ended June 30, 2020 increased significantly compared to revenues reported during the same period last year. This was a result of anticipated sales volumes of solar salts during the second quarter when we sold over 60,000 metric tons, a portion of the total solar salt sales volumes of 150,000 metric tons that we expect to sell this year.

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Gross profit for the Industrial Chemicals segment accounted for approximately 9% of SQM’s consolidated gross profit for the six months ended June 30, 2020.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$11.7 million for the six months ended June 30, 2020, a decrease compared to US$15.5 million for the six months ended June 30, 2019.

Deferred Prosecution Agreement

The three (3) year term of the Company’s Deferred Prosecution Agreement (“DPA”) entered into on January 13, 2017 with the U.S. Department of Justice (“DOJ”) ended on April 30, 2020, and on June 1, 2020, the Company’s CEO and CFO submitted the certification regarding the Company’s disclosure obligations, as required under the DPA. On June 18, 2020, the DOJ indicated that pursuant to the terms of the DPA, the DOJ will file a motion to dismiss the criminal information against SQM with the U.S. District Court for the District of Columbia by October 30, 2020, the end of the 6-month period provided by the DPA. Subject to the court’s approval of the motion, all charges against the Company will be dismissed with prejudice.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$515.1 million for the six months ended June 30, 2020, a decrease of 15.6% compared to US$610.3 million for the same period in 2019.

Administrative Expenses

Administrative expenses totaled US$48.9 million (5.8% of revenues) for the six months ended June 30, 2020, compared to US$55.5 million (5.6% of revenues) for the six months ended June 30, 2019.

Financial Indicators

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2020 were US$34.0 million, compared to US$26.1 million for the six months ended June 30, 2019.

Income Tax Expense

For the six months ended June 30, 2020, the income tax expense reached US$46.1 million, representing an effective tax rate of 32.3%, compared to an income tax expense of US$58.5 million during the six months ended June 30, 2019. The Chilean corporate tax rate was 27.0% in 2020 and 2019.

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Adjusted EBITDA(4)

Adjusted EBITDA for the six months ended June 30, 2020 was US$286.5 million (Adjusted EBITDA margin of 33.7%), compared to US$332.6 million (Adjusted EBITDA margin of 33.3%) for the six months ended June 30, 2019.

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Notes:

1.	Net income refers to the comprehensive income attributable to controlling interests.
2.	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
3.	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line
4.	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.

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Consolidated Statement of Financial Position

(US$ Millions)	As of Jun. 30,	As of Dec. 31,
	2020	2019

Total Current Assets	2,721.2	2,682.2
Cash and cash equivalents	581.6	588.5
Other current financial assets	493.6	505.5
Accounts receivable (1)	389.3	460.4
Inventory	1,075.4	983.3
Others	181.3	144.4

Total Non-current Assets	2,021.2	2,002.0
Other non-current financial assets	8.8	8.8
Investments in related companies	71.6	109.4
Property, plant and equipment	1,629.7	1,569.9
Other Non-current Assets	311.1	313.9

Total Assets	4,742.4	4,684.2

Total Current Liabilities	635.4	776.8
Short-term debt	216.0	291.1
Others	419.4	485.7

Total Long-Term Liabilities	1,987.3	1,772.9
Long-term debt	1,715.4	1,488.7
Others	271.9	284.2

Shareholders' Equity before Minority Interest	2,075.3	2,086.3

Minority Interest	44.4	48.2

Total Shareholders' Equity	2,119.7	2,134.5

Total Liabilities & Shareholders' Equity	4,742.4	4,684.2

Liquidity (2)	4.3	3.5

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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Consolidated Statement of Income

	For the 2nd quarter		For the six months ended Jun. 30,
(US$ Millions)
	2020	2019	2020	2019

Revenues	458.5	494.1	850.5	998.4

Lithium and Lithium Derivatives	85.9	138.5	151.2	293.6
Specialty Plant Nutrition (1)	182.7	199.3	347.8	383.8
Iodine and Iodine Derivatives	90.9	90.3	188.6	186.1
Potassium Chloride & Potassium Sulfate	34.2	44.4	77.5	88.5
Industrial Chemicals	59.1	13.9	73.7	30.9
Other Income	5.8	7.7	11.7	15.5

Cost of Goods Sold	(280.5)	(301.7)	(515.1)	(610.3)
Depreciation and Amortization	(50.1)	(49.9)	(99.8)	(100.1)

Gross Profit	127.8	142.5	235.6	288.0

Administrative Expenses	(24.4)	(29.0)	(48.9)	(55.5)
Financial Expenses	(21.3)	(20.2)	(44.4)	(38.6)
Financial Income	3.6	6.5	10.3	12.4
Exchange Difference	(4.1)	0.3	(6.7)	4.1
Other	(4.9)	(3.2)	(3.1)	(0.8)

Income Before Taxes	76.7	96.8	142.8	209.7

Income Tax	(25.5)	(26.6)	(46.1)	(58.5)

Net Income before minority interest	51.2	70.2	96.7	151.2

Minority Interest	(0.4)	(0.0)	(0.9)	(0.5)

Net Income	50.8	70.2	95.8	150.7
Net Income per Share (US$)	0.19	0.27	0.36	0.57

(1) Includes other specialty fertilizers

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About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and work to create a “green” image through the constant efforts to responsibly manage natural resources, care for the environment, form close and trusting relationships with our neighboring communities and through the creation of value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: August 19, 2020	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.